UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

02024544

NO ACT
P.E 12-20-2001
1-06388

February 12, 2002

Act 1934
Section
Rule 14A-8
Public Availability 2/12/2002

John D. Amorosi
Davis Polk & Wardwell
450 Lexington Avenue
New York, N.Y. 10017

Re: R.J. Reynolds Tobacco Holdings, Inc.
Incoming letter dated December 20, 2001

Dear Mr. Amorosi:

This is in response to your letter dated December 20, 2001 concerning the shareholder proposal submitted to R.J. Reynolds by Chris Rossi. We also have received a letter on the proponent's behalf dated January 7, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Chris Rossi
P.O. Box 249
Boonville, CA 95415

175 57-001

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4010

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

1-7-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

December 20, 2001

Re: **Shareholder Proposal Submitted by Mr. Chris Rossi Acting in His Capacity as Custodian for Victor Rossi**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

R.J. Reynolds Tobacco Holdings, Inc. (the "**Company**") has received a shareholder proposal requesting that its Board of Directors seek shareholder approval before adopting any poison pill and redeem or terminate any pill now in effect unless it is approved at the next shareholder meeting (the "**Proposal**"). The Proposal was submitted by Mr. Chris Rossi, acting in his capacity as custodian for the record holder of the requisite number of the Company's common shares, Mr. Victor Rossi, pursuant to a letter dated October 22, 2001. Thereafter, Mr. John Cheveeden submitted a letter dated November 5 to the Company, with an updated copy of the Proposal attached, indicating that he would be acting on behalf of Messrs. Rossi (together with Mr. Cheveeden, the "**Proponent**") in respect of their Proposal. The Proposal and its supporting statement (the "**Supporting Statement**") are set forth in full as Appendix A to this letter.

The Company hereby notifies the Proponent of its intention to exclude the Proposal and Supporting Statement from its proxy statement and form of proxy (the "**2002 Proxy Materials**") for the 2002 annual meeting of shareholders. This letter constitutes the Company's statement of the reasons that it deems this omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8[1] promulgated under the Securities Exchange Act of 1934, as amended, we are

[1] Unless otherwise noted, all section and clause references herein are to this Rule.

writing to request that the Staff of the Division of Corporation Finance (the "**Staff**") not recommend any enforcement action if the Company omits the Proposal and its Supporting Statement from the 2002 Proxy Materials. The Company has advised us as to the factual matters that are set forth below. The date currently proposed for the upcoming annual meeting is April 24, 2002, although this date has not yet been approved by the Company's Board of Directors.

I. Reason for Omission– The Proponent failed to appear, either personally or through a representative and without good cause, to present his proposal at the Company's 2001 shareholders' meeting.

The Company believes that it may omit the Proposal and Supporting Statement from the 2002 Proxy Materials under Rule 14a-8(h)(3) because:

- last year, the Proponent, in the person of Chris Rossi once again acting in his capacity as custodian for Victor Rossi, submitted a proposal ("**Last Year's Proposal**") that the Company included in its proxy statement and form of proxy (collectively, the "**2001 Proxy Materials**") for its annual meeting of shareholders (the "**2001 Meeting**") that was held on April 25, 2001, and

- without good cause, neither the Proponent nor his representative appeared to present Last Year's Proposal at the 2001 Meeting.

Pursuant to Rule 14a-8(h)(1), if a shareholder has submitted a proposal that has been included in a registrant's proxy materials, the shareholder or a qualified representative must attend the shareholders' meeting to present the proposal. Rule 14a-8(h)(3) further states that "[i]f you [the shareholder proponent] or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years."[2]

The Proponent submitted Last Year's Proposal to the Company for inclusion in the 2001 Proxy Materials, and the Company did so include that proposal. Before the 2001 Meeting, the Company's Senior Counsel contacted the Proponent (in the person of Chris Rossi) twice by telephone– without any

[2] Following the guidance provided by the Staff in its answer to Question 6c. posed in *Staff Legal Bulletin No. 14*, the Company did not, and was not required to, provide the Proponent with a notice of procedural defect within 14 days of receiving the proposal "because the [Proponent] cannot remedy this defect after the fact."

obligation to do so– in order to confirm whether he planned to attend the 2001 Meeting to present Last Year's Proposal. In the first such call which occurred approximately three to four weeks before the 2001 Meeting, Mr. Rossi said that he would attend the meeting to present Last Year's Proposal. In the second call which transpired a few days before the 2001 Meeting, he stated that either he or a representative would be present at the meeting. After business hours on the evening before the 2001 Meeting, however, Mr. Rossi left a voicemail for the Company's Senior Counsel to say that neither he nor a representative would be able to attend the meeting the very next day, and he did not provide any reason for this failure to be present. In actual fact, the Company held the 2001 Meeting the following day at the time and place that was set forth in the 2001 Proxy Materials, the Proponent did not appear at the meeting to present Last Year's Proposal, and the Company is not aware of good cause for his failure to do so.

The Proponent is highly experienced at making shareholder proposals, having submitted numerous proposals to various companies over a period of many years.[3] He should be well aware of the 14a-8(h) rules requiring presentation of all such shareholder proposals at a registrant's annual meeting.

The Company therefore believes that it is entitled to exclude the Proposal and Supporting Statement from its 2002 Proxy because (a) the Proponent submitted Last Year's Proposal to the Company, (b) it was included in the 2001 Proxy and (c) without good cause, the Proponent failed to appear, either personally or through his representative, to present Last Year's Proposal at the 2001 Meeting.

II. Conclusion

For the reasons set forth above, the Company believes that it may omit the Proposal and Supporting Statement from its 2002 Proxy pursuant to Rule 14a-8(h)(3). If the Staff grants this request, the Company also requests forward-looking relief permitting it to exclude any proposal(s) that the Proponent may submit for inclusion in the Company's 2003 proxy materials.

If the Staff has any questions or comments regarding this filing, please contact the undersigned at (212) 450-4010.

---

[3] Mr. Rossi has submitted at least 27 shareholder proposals since 1988. *See e.g., Sempra Energy* (February 29, 2000); *Airtouch Communications, Inc.* (January 6, 1998); *General Electric Company* (December 28, 1995); *Pacific Gas and Electric Company* (January 26, 1993) and *Exxon Corporation* (February 4, 1988).

Thank you for your consideration of these matters.

Sincerely,

John D. Amorosi

Enclosures
cc w/enc: Mr. Victor Rossi
Mr. Chris Rossi
Mr. John Cheveeden

(NY) 17557/001/CORR01/noact.chrisrossi.wpd

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill.

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.the corporatelibrary.com/power*

- The Council of Institutional Investors
  www.cii.org/clicentral/policies.htm & www.cii.org
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website:

www.thecorporatelibrary.com

At this URL page:

http://asp.thecorporatelibrary.net/proposals/FullText.asp?Company_ID=10563&Resolution_ID=515&Proxy_Season=2001

In the interest of shareholder value vote yes:

SHAREHOLDER VOTE ON POISON PILLS

YES ON 4

Chris Rossi
P.O. Box 249
Boonville, CA 95415

FX: 336/741-6810
FX: 336/741-5511
PH: 336/741-5500
Email: talktorjrt@rjrt.com

Mr. Andrew Schindler
Chairman, President
R.J. Reynolds Tobacco Holdings, Inc.
401 North Main Street
Winston-Salem, NC 27102

Dear Mr. Schindler and Directors of R.J. Reynolds Tobacco Holdings, Inc.,

This Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. This submitted format is intended to be used for publication. Rule 14a-8 stock ownership requirements will continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This is the legal proxy for Mr. John Chevedden and/or his designee to represent me and this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310/371-7872
FX: 310/371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration is appreciated.

Sincerely,

Chris Rossi

Chris Rossi
Custodian for Victor Rossi
Record Holder
R.J. Reynolds Tobacco Holdings, Inc.

Oct 22-01
Date

cc:
McDara P. Folan
Vice President, Deputy General Counsel, and Secretary
FX: 336/741-2998

4 - SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request the Board of Directors redeem any poison pill previously issued unless such issuance is approved by the affirmative vote of shareholders, to be held as soon as may be practicable.

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power* from *www.thecorporatelibrary.com*

- The Council of Institutional Investors (*www.cii.org/ciicentral/policies.htm* & *www.cii.org*) recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in the directors who could focus on narrow interests at the expense of the vast majority of shareholders.

In our view, a poison pill can operate as an anti-takeover device to injure shareholders by reducing management responsibility and adversely affect shareholder value. Although management and the Board of Directors should have appropriate tools to ensure that all shareholders benefit from any proposal to acquire the Company, we do not believe that the future possibility of a takeover justifies an in-advance imposition of a poison pill. At a minimum, many institutional investors believe that the shareholders should have the right to vote on the necessity of adopting such a powerful anti-takeover weapon which can entrench existing management.

Institutional Investor Support Is High-Caliber Support

Clearly this proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved 60% APPROVAL from shareholders in 1999. Source: *Investor Responsibility Research Center's Corporate Governance Bulletin*. April-June 1999.

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

In the interest of shareholder value vote yes:
SHAREHOLDER VOTE ON POISON PILLS
YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

Nov-06-01 09:10 From-RJRT EXTERNAL RELATIONS +3367417975 T-091 P 01/03 F-155
11/05/2001 01:53 83103717872

CC: Jack Henson
fax: John Amoroso (DPW)
copy to Rex Adebonojo

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

#17557/
002

November 5, 2001

FX: 336/741-6810
FX: 336/741-5511
PH: 336/741-5500
Email: talktorjrt@rjrt.com

Mr. Andrew Schindler
Chairman, President
R.J. Reynolds Tobacco Holdings, Inc.
401 North Main Street
Winston-Salem, NC 27102

Dear Mr. Schindler and Directors of R.J. Reynolds Tobacco Holdings, Inc.,

This is an update of the rule 14a-8 proposal submitted recently. This update is submitted according to the earlier shareholder authorization.

This update of the earlier Rule 14a-8 proposal is respectfully submitted for the 2002 annual shareholder meeting. Rule 14a-8 requirements are intended to continue to be met including ownership of the required stock value through the date of the applicable shareholder meeting. This submitted format is intended to be used for publication.

Your consideration and the consideration of our Board of Directors is appreciated.

Sincerely,

John Chevedden on behalf of
Chris Rossi
Custodian for Victor Rossi
Record Holder
R.J. Reynolds Tobacco Holdings, Inc.

cc:
Chris Rossi

McDara P. Folan
Vice President, Deputy General Counsel, and Secretary
FX: 336/741-2998

Nov. 5, 2001 Update

4 -SHAREHOLDER VOTE ON POISON PILLS

[This proposal topic is designated by the shareholder and intended for unedited publication in all references, including the ballot. This enhances clarity for shareholders.]

Shareholders request that our Board of Directors seek shareholder approval prior to adopting any poison pill and also redeem or terminate any pill now in effect unless it has been approved by a shareholder vote at the next shareholder meeting.

The poison pill is an important issue for shareholder vote even if our company does not now have a poison pill or plan to adopt a poison pill in the future. Currently our board can adopt a poison pill and/or redeem a current poison pill and adopt a new poison pill:

1) At any time
2) In a short period of time
3) Without shareholder approval

Negative Effects of Poison Pills on Shareholder Value

A study by the Securities and Exchange Commission found evidence that the negative effect of poison pills to deter profitable takeover bids outweigh benefits.

Source: Office of the Chief Economist, Securities and Exchange Commission, The Effect of Poison Pills on the Wealth of Target Shareholders, October 23, 1986.

Additional Support for this Proposal Topic

- Pills adversely affect shareholder value.
  Power and Accountability
  Nell Minow and Robert Monks
  Source: *www.thecorporatelibrary.com/power*

- The Council of Institutional Investors
  www.cii.org/ciicentral/policies.htm & *www.cii.org*
  recommends shareholder approval of all poison pills.

Institutional Investor Support for Shareholder Vote

Many institutional investors believe poison pills should be voted on by shareholders. A poison pill can insulate management at the expense of shareholders. A poison pill is such a powerful tool that shareholders should be able to vote on whether it is appropriate. We believe a shareholder vote on poison pills will avoid an unbalanced concentration of power in our directors who could focus on narrow interests at the expense of the vast majority of shareholders.

Deleted additional Paragraph

Institutional Investor Support Is High-Caliber Support

This proposal topic has significant institutional support. Shareholder right to vote on poison pill resolutions achieved a 57% average yes-vote from

reduced from 60%

shareholders at 26 major companies in 2000 (Percentage based on yes-no votes).

Institutional investor support is high-caliber support. Institutional investors have the advantage of a specialized staff and resources, long-term focus, fiduciary duty and independent perspective to thoroughly study the issues involved in this proposal topic.

Shareholder Vote Precedent Set by Other Companies

In recent years, various companies have been willing to redeem poison pills or at least allow shareholders to have a meaningful vote on whether a poison pill should remain in force. We believe that our company should do so as well.

68% Vote at a Major Company

This proposal topic won 68% of the yes-no vote at the Burlington Northern Santa Fe (BNI) 2001 annual meeting. The text of the BNI proposal, which has further information on poison pills, is available at The Corporate Library website:

www.thecorporatelibrary.com

At this URL page:

http://asp.thecorporatelibrary.net/proposals/FullText.asp?Company_ID=10563&Resolution_ID=515&Proxy_Season=2001

In the interest of shareholder value vote yes:

SHAREHOLDER VOTE ON POISON PILLS

YES ON 4

The company is requested to insert the correct proposal number based on the dates ballot proposals are initially submitted.

Brackets "[ ]" enclose text not intended for publication.

The above format is intended for unedited publication with company raising in advance any typographical question.

This format contains the emphasis intended.

Nov-07-01 10:36 From-RJRT EXTERNAL RELATIONS +3367417975 T-093 P.01/02 F-156

NOV - 6 REC'D

Corporate Responsibility Office

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414/271-0735
FAX: 414/271-0637
mikecrosby@aol.com (Michael Crosby, OFM Cap.)
jcetownlaw@aol.com (John Celichowski, OFM Cap.)

November 1, 2001

Mr. Andrew J. Schindler, Chief Executive Officer
R. J Reynolds Tobacco Holdings, Inc
401 N. Main St
Winston-Salem, NC 27101

Dear Mr. Schindler:

The Capuchin Province of St. Joseph has been beneficial owner of at least $2000 of stock in R. J. Reynolds Tobacco Holdings for several years. We will own this stock at least through the annual meeting at which I or my proxy will attend. Verification of our stock ownership for at least one year will be sent under separate cover.

As Corporate Responsibility Agent of the Province I hereby submit the enclosed resolution for inclusion in the proxy statement for the next annual meeting. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at that annual meeting.

Again, we are always more than willing to dialogue with the Company on the matter we wish to set before the shareholders.

Sincerely yours,

(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

enc.

Post-it™ Fax Note 7671	Date 11/7	# of pages ▶ 2
To John Aurorosi	From Dara Folan	
Co./Dept	Co.	
Phone #	Phone #	
Fax #	Fax #	

RJR Tobacco Holdings, Inc.
Full Disclosure of Charitable Contributions and Activities

WHEREAS other major U.S. tobacco companies, such as Philip Morris Companies, Inc., have been getting substantial good publicity for their charitable contributions; and R. J. Reynolds Tobacco Holdings, Inc. also makes substantial charitable contributions that might contribute to improve its public image;

WHEREAS the Company and other tobacco companies have been charged with making contributions that do not go to what the public commonly perceives as charitable organizations but actually support nonprofit organizations that advocate the Company's political positions before Congress and state legislatures [see, e.g., Washington Post, "Think Tanks: Corporations' Quiet Weapon; Nonprofits' Studies, Lobbying Advance Big Business Causes," 01/29/00; Star Tribune (Minneapolis), Tobacco Industry Uses Other Groups to Get Its Message Out, 06/21/98; Wall Street Journal, Tobacco Industry's Figures On Political Spending Don't Reflect Gifts To Think Tanks, Other Groups," 03/25/99];

WHEREAS the Company has not yet provided a comprehensive and complete list of the recipients of its charitable contributions;

WHEREAS more information on the Company's charitable donations is needed to counter attacks on the company and to ensure it receives full and fair credit for its charitable activities;

RESOLVED that shareholders request the Company, through its annual reports and its website, to regularly provide its shareholders and the public with complete lists of each financial or in-kind contribution or grant made by the Company in each calendar year starting with 2002 to any charitable, educational, religious, nonprofit, or tax-exempt entity.

Supporting Statement

Shareholders need a clear accounting of the Company's charitable contributions in order to evaluate the effectiveness of these contributions for improving the Company's public image. Full disclosure of our Company's annual charitable contributions and its related publicity efforts will ensure that our Company receives full and fair credit for its charitable contributions in a way that directly responds to the many attacks on the Company and its philanthropic efforts. Full disclosure will also help to ensure that our Company does not make any charitable donations it may be embarrassed or otherwise unwilling to disclose. If you agree, please vote "Yes" for this proposal.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PH & FX
310/371-7872

FX: 202/942-9525
6 Copies
7th copy for date-stamp return
Via UPS Letter

January 7, 2002

Office of Chief Counsel
Mail Stop 0402
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

R.J. Reynolds Tobacco Holdings, Inc. (RJR)
Shareholder Response to Company No Action Request
Established Corporate Governance Proposal Topic

Ladies and Gentlemen:

In respectful response to the company No Action Request that the company had no obligation to submit. It is believed that the company has the burden of proof according to rule 14a-8.

1) Incomplete:
The company does not claim that no party at all presented the 2001 proposal at the annual meeting.
2) Incomplete:
The company does not claim that no party at all attempted to present the proposal at the 2001 annual meeting.
3) The company leaves it to conjecture whether it exercised its option at the annual meeting to present the proposal on behalf of the shareholder.
4) Omission:
The company does not supply a transcript of its annual meeting to veify the above.
5) Thus key points are left to conjecture.

The opportunity to submit additional supporting material beyond this preliminary submission is requested. If the company submits further material, it is respectfully requested that 5 working days be allowed to respond to the company material.
The opportunity to submit additional shareholder supporting material is requested.

Sincerely,

John Chevedden
cc: Chris Rossi
RJR

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2002

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: R.J. Reynolds Tobacco Holdings, Inc.
Incoming letter dated December 20, 2001

The proposal relates to poison pill plans.

There appears to be some basis for your view that R.J. Reynolds may exclude the proposal under rule 14a-8(h)(3). We note your representation that R.J. Reynolds included the proponent's proposal in its proxy statement for its 2001 annual meeting, but that neither the proponent nor his representative appeared to present the proposal at this meeting. Moreover, the proponent has not stated a "good cause" for the failure to appear. Under the circumstances, we will not recommend enforcement action to the Commission if R.J. Reynolds omits the proposal from its proxy materials in reliance on rule 14a-8(h)(3).

Sincerely,

Keir Devon Gumbs
Special Counsel